Exhibit 3.1

Amendment to Amended and Restated Bylaws of
Blackhawk Network Holdings, Inc.

Effective as of April 17, 2017

Section 3.2 of the Amended and Restated Bylaws of Blackhawk Network Holdings, Inc. is amended as follows:
The authorized number of directors shall be determined from time to time by resolution of the Board; provided, however, that the Board shall consist of at least one (1) member and not more than ~~twelve (12)~~ thirteen (13) members. As of the effective date of these Bylaws, the Board shall consist of ~~eight (8)~~ thirteen (13) members.